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                        ADVANCED RADIO TELECOM CORP.
                     500 108th Avenue, N.E., Suite 2600
                             Bellevue, WA 98004




                                                   November 26, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Registration Statement on Form S-1 of Advanced Radio Telecom Corp., File No. 333-03735



Ladies and Gentlemen:

         Advanced Radio Telecom Corp. (the "Registrant") hereby requests, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, that the above-captioned registration statement (the "Registration Statement") be withdrawn and that the Commission find such withdrawal to be consistent with the public interest and the protection of investors. The Company has determined not to proceed with the offering at this time due to market conditions. The Registrant hereby undertakes to file a new registration statement if such public offering is recommenced. Pursuant to Rule 477(c), please issue a withdrawal order for the Registration Statement.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (206) 990-1629.

                                     Very truly yours,

                                     ADVANCED RADIO TELECOM CORP.



                                     By: /s/ Thomas A. Grina
                                        --------------------------
                                             Thomas A. Grina
                                             Executive Vice President and Chief
                                             Financial Officer

cc:                James Bailey
                   Karla Boyd
                   James Kardon
                   John Watson